Exhibit 99.1

Company announcement

TORM plc Long-Term Incentive Program
In accordance with TORM plc’s (“TORM”) Remuneration Policy adopted by the Annual General Meeting of TORM plc on 14 April 2021, the Board of Directors has as part of a long-term incentive program decided to grant certain employees (the “Participants”) Restricted Share Units (“RSUs”) in the form of restricted stock options. The RSUs aim at incentivizing the Participants to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and the shareholders of TORM.
For 2023, the Participants will be granted a total of 1,248,153 RSUs and, subject to vesting, each RSU will entitle the holder to acquire one TORM A-share. The RSUs will vest over a three-year period, with one third of the grant amount vesting at each anniversary during the three-year period starting on 01 January 2023. The exercise price for each TORM A-share is DKK 220.6, corresponding to the average of 90 calendar days preceding the publication of TORM plc’s 2022 Annual Report plus a 15% premium and adjusted for the dividend payment related to TORM’s the fourth quarter 2022 results. Vested RSUs may be exercised for a period of 360 days from each vesting date.
In addition to the RSUs granted to the Participants, Executive Director Jacob Meldgaard will be granted a total of 255,200 RSUs on similar terms as outlined above.
Holders of the RSUs will have no rights as a shareholder with respect to such RSUs until such time as the RSUs vest and are exercised and TORM A-shares are issued. The RSUs include certain adjustment and acceleration provisions, exercise conditions and other terms customary for restricted stock option programs of this nature.
In addition, the Board of Directors have extraordinarily decided to grant certain employees (“Participants to the Additional Retention Program”) 1,333,222 RSUs on similar terms as outlined above, with the exceptions that the strike price for these RSUs is set to one US cent and that all the RSUs will vest on 01 March 2026.
In addition to the RSUs granted to the Participants to the Extraordinary Incentive Program, Executive Director Jacob Meldgaard will be granted a total of 300,000 RSUs on the same terms.
The theoretical market value of the RSU allocation is calculated at USD 64.8m based on the Black-Scholes model. The key assumptions for the calculation of the market value are:
•	The strike price is adjusted for future TORM dividends
•	The volatility of the TORM share is estimated at 45%
•
The risk-free interest rate based upon expiry of the RSUs is based on Danish government bonds with maturity corresponding to the maturity of the individual RSUs. The interest rate is between 2.7% - 2.9% depending on maturity

•	A share price of DKK 227 per A-share at the time of allocation
The RSU allocation is expected to affect the P&L statement as follows:
In USDm	2023	2024	2025	2026	Total
Total	20.8	21.5	19.2	2.9	64.4
Contacts
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200
Kim Balle, Chief Financial Officer, tel.: +45 3917 9200
Andreas Abildgaard-Hein, IR, tel.: +45 3917 9339
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN'S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.09 29 MARCH 2023	PAGE 1 / 2

Company announcement

Safe harbor statement as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.
Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, the general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, including the end of the conflict, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuilding’s and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from  future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN'S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.09 29 MARCH 2023	PAGE 2 / 2